

Mail Stop 4628

April 4, 2016

<u>Via E-Mail</u>
Alan R. Curtis
Senior Vice President and Chief Financial Officer
Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041

> **Re: Oceaneering International, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-10945**

Dear Mr. Curtis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 29

Goodwill, page 30

1.   We note your disclosure indicating that you performed annual impairment tests as of December 31, 2015 and 2014 and concluded that goodwill was not impaired. If any of the reporting units are at risk or are reasonably like to fail step one in a future goodwill impairment test under FASB ASC 350-20-35-4 through 8, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- A description of how the key assumptions were determined for your income approach and market approach in estimating the fair value of the reporting units;

- A discussion of the degree or extent of uncertainty associated with the key assumptions, including specific details underlying your assessments; and

- A description of any reasonably likely events or changes in circumstances that could negatively affect your key assumptions.

If you have concluded that material goodwill does not exist at any reporting units that are at risk of failing step one, please identify the units and submit for review the quantitative and qualitative assessments that you have made in formulating this view.

If you require further clarification or guidance please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management's Discussion and Analysis, codified in FRC §501.14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources